CUMBERLAND RESOURCES LTD.

Suite 950 – 505 Burrard Street
Vancouver, British Columbia
V7X 1M4

ANNUAL INFORMATION FORM

For the year ended December 31, 2006
Dated as of March 28, 2007

CUMBERLAND RESOURCES LTD.

2006 ANNUAL INFORMATION FORM

TABLE OF CONTENTS

PRELIMINARY NOTES

Documents Incorporated by Reference

Date of Information

Forward Looking Statements and Cautionary Notices

Currency Equivalents

Glossary

CORPORATE STRUCTURE

Name and Incorporation

Inter-corporate Relationships

GENERAL DEVELOPMENT OF THE BUSINESS

NARRATIVE DESCRIPTION OF BUSINESS

General

Specialized Skill and Knowledge

Competitive Conditions

Components

Cycles

Environmental Protection

Employees

Applicable Governmental Regulation

Risk Factors

Mineral Projects – Meadowbank Project  – Nunavut Territory, Canada

Mineral Resource and Mineral Reserve Estimates

The Feasibility Study

Mining Operations Plan

Current Exploration and Development Activities

DIVIDENDS

DESCRIPTION OF CAPITAL STRUCTURE

MARKET FOR SECURITIES

Trading Price and Volume

DIRECTORS AND OFFICERS

Directors’ Terms

Control of Securities

Corporate Cease Trade Orders or Bankruptcies

Personal Bankruptcies

Conflicts of Interest

LEGAL PROCEEDINGS

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

TRANSFER AGENTS AND REGISTRARS

MATERIAL CONTRACTS

NAMES AND INTERESTS OF EXPERTS

AUDIT COMMITTEE

The Audit Committee’s Charter

Composition of the Audit Committee

Relevant Education and Experience

Pre-Approval Policies and Procedures

External Auditor Service Fees (By Category)

ADDITIONAL INFORMATION

PRELIMINARY NOTES

Documents Incorporated by Reference

Cumberland Resources Ltd. (the “Company”) incorporates by reference into this Annual Information Form (“AIF”) the Company’s audited consolidated financial statements for the year ended December 31, 2006 and the Company’s management discussion & analysis for the year ended December 31, 2006.  These documents have been filed on the SEDAR web-site at www.sedar.com.  All financial information in this AIF has been prepared in accordance with generally accepted accounting principles in Canada.

Date of Information

All information contained in this AIF is as of December 31, 2006, unless otherwise stated.

Forward Looking Statements and Cautionary Notices

This AIF, including the documents incorporated by reference and the 2004 Technical Report, the Feasibility Study Technical Report and Study (each as defined below) referenced in this AIF, includes certain “forward looking information” within the meaning of the Ontario Securities Act or “forward looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning our plans at the Meadowbank Gold Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of new or updated feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations (including gold, fuel, steel and construction items), currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under the heading “Risk Factors” in this AIF. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Nunavut and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the Meadowbank Project within the established timetable. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.  The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward looking statements relating to the business and affairs of the Company. Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

All mineral reserves and resources described in this AIF are estimates and have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System.  These standards differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”).  In particular, the term “resource” does not equate to the term “reserves”.  The definitions of “proven” and “probable” mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured”, “indicated”, or “inferred” mineral resources in documents filed with the SEC, unless such information is required to be disclosed by the laws of the Company’s principal jurisdiction.  Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this AIF may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

Unless stated otherwise, and other than information dated subsequent to the 2004 Technical Report and the Feasibility Study Technical Report (collectively, the “Reports”), the following information is summarized from the Reports.  The Reports contain a detailed description of the Meadowbank Project and are available on SEDAR at www.sedar.com.  Readers are encouraged to review the Reports in their entirety.  Disclosure in this AIF dated subsequent to the Reports is provided by the Company and is not derived from the Reports.

Currency Equivalents

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. Our accounts are maintained in Canadian dollars.

Glossary

The following is a glossary of certain mining terms that may be used in this AIF.

Archean	The earliest age of the Precambrian – generally older than 2.5 billion years.
Arsenopyrite	The common arsenic mineral and principal ore of arsenic; occurs in many sulphide ore deposits, particularly those containing lead, silver, and gold.
Assay	An analysis to determine the presence, absence or quantity of one or more chemical components.
carbon in pulp (CIP) processing	A process to recover dissolved gold onto activated carbon. The activated carbon is introduced to the system after the gold has been dissolved by cyanide solution.
catchment berm	A raised impervious earthen embankment to direct or contain a fluid.
Cm	Centimetre.
cut-off grade

The lowest grade of mineralized rock that qualifies as ore grade in a given deposit, and is also used as the lowest grade below which the mineralized rock currently cannot be profitably exploited.  Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

Deposit

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures.  Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

diamond drill

A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is covered in long cylindrical sections, an inch or more in diameter.

diamond drill hole	A method of obtaining a cylindrical core of rock by drill with a diamond set or diamond impregnated bit.
Dilution	Waste material not separated from ore mined which was below the calculated economic cut-off grade of the deposit. Dilution results in increased tonnage mined and reduced overall grade of the ore.
Doré	Unrefined gold usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.
electrowinning	Recovery of metal by electrolysis. An electric current is passed through a solution containing dissolved metals which causes the metals to be deposited on collector plates.
epigenetic	Mineralization which has been deposited later than the enclosing rocks.
feasibility study

A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

g/t	Grams per tonne.
geochemistry, geochemical	Study of variation of chemical elements in rocks or soil.
geophysics, geophysical	Study of the earth by quantitative physical methods, either by surveys conducted on the ground, in the air (by aircraft or helicopter), or in a drillhole.
grade	The quality of an ore or metal content.
hanging wall	The mass of rock above a geological structure (orebody, fault, etc.).
indicated mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

interpolated	Model values are estimated based on the surrounding data points.
inverse distance

An interpolation method that weights the data points by the inverse of their distance to the estimation point.  This approach has the effect of giving more influence to nearby data points than those farther away.

km	Kilometre.
leaching	A chemical process of removing material from its source, such as gold from bedrock.
lens	A geologic deposit bounded by converging surfaces (at least one of which is curved), thick in the middle and thinning out towards the edges.
lithology	A rock type based on physical characteristics and origin of the rock.
m	Metre.
magnetite	A magnetic iron oxide mineral with the composition Fe3O4.
measured mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

mineralization	Rock that contains an undetermined amount of minerals or metals.
mineral reserve

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

NI 43-101	Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
open pit mining

The process of mining an ore body from the surface in progressively deeper steps.  Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

ounces or oz.	Troy ounces (equivalent to 31.103 grams).
ore	Rock containing mineral(s) or metals that can be economically extracted.
planar	Features developed on a plane (a 2-dimensional surface).
pre-feasibility study

A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

probable reserves

The economically mineable part of an indicated mineral resource, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven reserves

The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

pyrite	An iron sulphide mineral, the most common naturally occurring sulphide mineral.
pyrrhotite	A metallic mineral composed chiefly of iron and sulphur.
QA/QC	Quality assurance and quality control.
semi-autogenous (SAG)	A method of grinding rock (ore) into fine powder whereby the grinding media consists of larger pieces of rock (ore) and steel balls.
stripping	Removal of overburden materials in an open pit mine.
strip ratio	The ratio of the volume of waste material removed to the volume of ore mined.
stratigraphy	Sequence of stratified rocks in the earth’s crust.
Sulphide	A compound of metal and sulphur. Metals such as copper, nickel, lead and zinc occur most commonly as sulphides.
tailings	The material that remains after all metals or minerals of economic interest have been removed from ore during milling processes.
tonne or T	Metric unit of weight equivalent to 1000 kilograms.

CUMBERLAND RESOURCES LTD.
ANNUAL INFORMATION FORM

CORPORATE STRUCTURE

Name and Incorporation

Cumberland Resources Ltd. (“we” “our” “the Company” or the “Company”) was incorporated under the name of Eton Resources Ltd. on December 4, 1979, under the Company Act in British Columbia. On April 11, 1980, our name was changed to Cumberland Resources Ltd.

On March 29, 2004, the British Columbia legislature enacted the Business Corporations Act and repealed the Company Act, which previously governed the Company, and on May 25, 2004 the Company transitioned under the Business Corporations Act of British Columbia.

Our head office and principal address is located at Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, British Columbia, V7X 1M4. Our registered office is located at Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1.

Inter-corporate Relationships

On August 12, 2005 we incorporated a new wholly-owned subsidiary, 0732380 B.C. Ltd., under the Business Corporations Act of British Columbia. On March 10, 2006 this subsidiary was renamed Meadowbank Mining Corporation.  On December 28, 2006 we incorporated a new wholly-owned subsidiary, GenEx Exploration Corp., under the Business Corporations Act of Yukon.  We have no other subsidiaries at December 31, 2006.

GENERAL DEVELOPMENT OF THE BUSINESS

We are a company engaged in the business of exploring and developing mineral properties.  To date, the Company has not commenced mining operations at any of its properties.  During our three most recent financial years our principal focus has been on the exploration and development of our 100% owned Meadowbank Gold Project (the “Meadowbank Project” or “Meadowbank”) located in the Nunavut Territory of Canada, on which we propose to develop an open pit gold mine.

On February 14, 2007, the Company announced that it had signed an agreement with Agnico-Eagle Mines Limited (“Agnico-Eagle”) under which Agnico-Eagle has agreed to make an all share exchange offer for all of the outstanding and fully diluted common shares of the Company.  The terms of the agreement include an Exchange Ratio of 0.185 of an Agnico-Eagle share for each share of the Company, which represents a 28.8% premium to the Company’s closing share price on February 13, 2007, or a 23.7% premium to the TSX volume weighted average prices based on the trailing 20 trading days from that date.  The transaction values the Company at approximately Cdn$710 million based on approximately 80 million fully diluted common shares outstanding, at February 13, 2007.  Upon closing of the transaction, the Company shareholders (excluding Agnico-Eagle) will own an approximate 10% proforma interest in Agnico-Eagle.    Directors and Officers of the Company, representing approximately 10.5% of the fully diluted common shares outstanding, have agreed to tender their shares in an agreement with Agnico-Eagle.  The Company’s board of directors has unanimously recommended that shareholders accept the offer.

Meadowbank Project

Feasibility Study

In 2005, the Company completed a Feasibility Study (“Study”) on the Meadowbank Gold Project.  The results of the Study are summarized in the Feasibility Study Technical Report which was prepared by AMEC Americas Ltd. (“AMEC”) in accordance with National Instrument 43-101 and filed on SEDAR on March 31, 2005.

The Study was initiated in 2003 with the appointment of AMEC as the study manager.  In early 2004, completion of the Study was extended due in part to global escalations in the cost of fuel, steel and other construction items which impacted the preliminary construction cost estimates for the project.  In addition, the Company reported that due to seasonal constraints in shipping, the extension of the Study would result in a one-year setback to the planned development of the Meadowbank Project.  In February 2005, the results of the Study were announced. The Study incorporated improvements to the Meadowbank mine model, as initially conceived, as a result of a re-design completed in 2004 by the Company and the study manager, AMEC, including increased annual production and mill throughput, changes to open pit scheduling, and a proposed 102 km conventional access road to connect the project to the community of Baker Lake.

As a requirement of bank financing, bank-appointed independent engineers SRK Consulting (UK) Limited (“SRK”) completed a due diligence audit of the Study in December 2005.  SRK reviewed all technical aspects of the Study.  The Company updated the Feasibility Study financial model for the findings of the SRK Audit and announced improvements to the project’s economics in December 2005.  The updated study (reflecting the findings of the SRK Audit) outlines a conventional open pit gold mine with a mine life of 8.1 years and proven and probable reserves of 2.9 million ounces.  The financial projections indicate a pre-tax internal rate of return of 17.6% (after-tax internal rate of return of 12.8%) and a pre-tax net present value @ 0% of $US 243 million (after-tax net present value @ 0% of US$ 155 million), assuming a long-term gold price of US$400/oz., an exchange rate of US$0.75 per Cdn$1.00, and full equity financing.

Project Development and Permitting

A production decision regarding the Meadowbank Project was made by the Board of Directors of the Company in September 2006 following a positive development recommendation by the Nunavut Impact Review Board (“NIRB”), and in November 2006 the Federal Minister of Indian Affairs and Northern Development accepted the NIRB’s recommendation that development of the project should proceed.  On December 30, 2006, the Company received a project certificate (the “Project Certificate”) from the NIRB, which included the terms and conditions to ensure the integrity of the development process.   This concluded the NIRB’s two and a half year comprehensive review and public hearing process involving multi-disciplinary Federal, Territorial, regional and community based representation.

Following receipt of the Project Certificate, the Company obtained land access and quarry permits in January and February 2007 from the Government of Nunavut, the Department of Indian and Northern Affairs Canada (“INAC”) and the KIA to commence and advance road construction to Meadowbank. Additional licences were received from Natural Resources Canada and other Territorial departments to commence construction. On February 22, 2007, the Company announced it had received a Water Licence Type B from the Nunavut Water Board (“NWB”), the final licence required for road construction to the Meadowbank Project.   Initial road construction has advanced in the municipality of Baker Lake and on federal-owned (INAC) land.  The Company expects to complete road construction during 2007.  As of late March 2007, total conventional road access achieved is approximately 24 kilometres, including approximately 19 kilometres of new construction.

Financing Activities and Gold Loan Protection Program

In June 2005, the Company awarded a pre-arranging advisory mandate to Société Générale Corporate and Investment Banking (“Société Générale”) to act as exclusive financial advisor in connection with debt financing of the Meadowbank Project.

In March 2006, the Company’s wholly-owned subsidiary Meadowbank Mining Corporation “MMC”) secured a commitment from a group of banks to arrange and underwrite a seven-year limited recourse gold loan facility for up to 420,000 ounces.  The bank commitment has been extended until June 30, 2007 and the Company’s ability to draw down under the facility is subject to the satisfaction of certain conditions, including, among other things, the Company securing all requisite regulatory permits and licences and the completion of final loan documentation.  The proceeds from this gold loan facility would be applied to partially finance the development and construction activities at the Meadowbank Gold Project.

On October 2, 2006, the Company announced that Meadowbank Mining Corporation (“MMC”), completed a zero cost Gold Loan Protection Program (“GLPP”) that secures a minimum monetized value of Cdn$254 million for its 420,000 ounce gold loan facility.  The Company anticipates that the maximum monetized value of the gold loan facility will be capped between Cdn$275 million and Cdn$285 million. The Company intends to use proceeds from the gold loan facility for the development of the Meadowbank Project.  The GLPP utilizes a zero cost collar method to secure a minimum dollar value for the gold loan facility.  The zero cost collar consists of the purchase of put options on 420,000 ounces of gold at an average strike price of Cdn$605 per ounce and a corresponding sale of call options on the same number of ounces at a strike price of Cdn$800 per ounce. All of the options expire in September 2007.  Depending on the date of drawdown, all of the purchased put options and sold call options would be either closed out at the time of drawdown or would expire unexercised.  The Company anticipates that MMC will be in a position to drawdown all of the ounces under the gold loan facility by the end of the second quarter of 2007.

In November 2006 the Company completed a Cdn$100 million equity financing, the proceeds of which will be used for the development of the Meadowbank Project.

Government and Community Relations

In March 2006, the Company and the Kivalliq Inuit Association (“KIA”) signed an Inuit Impact and Benefits Agreement (“IIBA”) relating to the Meadowbank Project. The IIBA satisfies the requirements of Article 26 of the Nunavut Land Claims Agreement and outlines the benefits that will be provided to Inuit as a result of the proposed 12 years of development, operation and closure of the Meadowbank Project. The IIBA will ensure that local employment, training and business opportunities arising from all phases of the project are accessible to the Kivalliq Inuit. The IIBA also outlines the special considerations and compensation that the Company will provide for Inuit regarding traditional, social and cultural matters.

On February 22, 2007, the Company announced that MMC and the Government of Nunavut (“GN”) signed a Development Partnership Agreement (“DPA”) with respect to the Meadowbank Project.  The DPA provides a framework for the GN and MMC to work together and with other stakeholders including the federal and municipal governments and the KIA to maximize the long term socio-economic benefits of the Meadowbank Project to Nunavut.

Meadowbank Exploration

The Company has completed substantial exploration programs at the Meadowbank Project over the past several years, focussing on defining, expanding and infill drilling identified gold deposits as well as additional exploration of other prospective areas on the property.  The 2005 exploration program resulted in the discovery of the new Cannu zone, which represents the northward extension of the mineralization delineated in the proposed Portage open pit.  The 2006 exploration program resulted in the discovery of the new Goose South zone.

At the Meadowbank Project during 2006 the Company drilled approximately 2,270 metres in 12 holes at the Goose South zone and approximately 5,940 metres in 46 holes at the Cannu zone.  The Company is planning an extensive drill program in the spring of 2007 aimed at further exploration and resource growth at the Goose South zone and Goose Island deposit.

In January 2007, the Company announced that SRK had completed an updated mineral resource estimate for the Meadowbank Project Portage deposit, which incorporated the Cannu zone, including mineralization intersected in the 2006 drill program.  The mineral resource estimate is based on 123 intersections in 57 drill holes and utilized three dimensional block models interpolated using inverse distance methods and the same cut-off grade as previously released Meadowbank Project mineral resource estimates.  See “Mineral Projects – Meadowbank Project – Mineral Resource Estimates” below, and the Company’s news release dated January 17, 2007, for further details.

Meliadine Project

On December 1, 2006, the Company announced that it had completed the previously arranged sale of its Meliadine gold property interests, including its 22% interest in the Meliadine West project and its 50% interest in the Meliadine East project, to a subsidiary of Resource Capital Funds (“RCF”) for $23 million. The Company will use the proceeds from the sale to partially finance development and construction activities at the Meadowbank Project.  As part of this transaction, RCF agreed to make an additional cash payment depending on the results of an independent resource estimate.  This resource estimate was completed in early 2007 and resulted in an additional cash payment to the Company of $283 thousand.  The Meliadine projects are located 20 kilometres north of Rankin Inlet, Nunavut, Canada.

Jennings Project

In early 2006, the Company entered into an option agreement dated April 25, 2006 with and North American Tungsten Corporation Ltd. to earn a 70% interest in a tungsten-molybdenum project (the “Jennings Project”) located in southeast Yukon Territory, an area which hosts several world class tungsten-molybdenum deposits.  The Company has earned a 50% interest in the Jennings Project by satisfying certain spending requirements and can earn an additional 20% interest by incurring additional  expenditures of $4,000,000 before December 31, 2010.  The Jennings Project is comprised of a 5,490 hectare claim group that straddles the British Columbia-Yukon border, 80 kilometres west of Watson Lake in the Yukon Territory.  The Company had staked peripheral claims in May and June 2005 before it optioned the core claims of the Jennings Project from North American Tungsten Corporation Ltd.

During 2006, the Company completed an initial program of airborne geophysics and exploration diamond drilling on the Jennings Project.  Approximately 1,494 metres of diamond drilling in three holes were completed during 2006.

NARRATIVE DESCRIPTION OF BUSINESS

General

We are a company engaged in the business of exploring and developing mineral properties.  To date, the Company has not commenced mining operations at any of its properties.  We are currently focussed on the development of our 100% owned Meadowbank Gold project in the Nunavut Territory of Canada, on which we propose to develop an open pit gold mine.

Specialized Skill and Knowledge

All aspects of the Company’s business require specialized skills and knowledge.  Such skills and knowledge currently include the areas of geology, drilling, management, logistical planning and implementation of exploration programs and accounting.  We will also need to attract and retain a significant number of skilled employees, managers and sub-contractors in order to complete construction of the project and operate the mine – refer below to section “Risk Factors – Competition for Operations and Construction Personnel”.

Competitive Conditions

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered having commercial potential. There is also currently significant competition for skilled labour and sub-contractors in Northern Canada where our mineral property interests are located.  Refer below to the sections “Risk Factors – Competition for Mineral Land” and “Risk Factors – Competition for Operations and Construction Personnel”.

Components

All of the raw materials the Company requires to carry on its business are expected to be available to the Company.  However, the price of such raw materials may have an impact on development of the Company’s mineral property interests.  Refer below to section “Risk Factors – Impact of Price increases on Construction Items”.  In addition, a number of the items that we require for mine construction are currently in high demand due to the increased level of activity in the global mining industry.  Refer below to section “Risk Factors – Availability of Mining Equipment and Seasonal Shipping”.

Cycles

The mining business is subject to mineral price cycles.  The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles.  Due to the northern location of the Company’s mineral properties, exploration activities are generally conducted between March and October but actual mining operations in northern Canada are conducted year round.

Environmental Protection

Since the Company has made a production decision regarding its Meadowbank Gold Project, it is now subject to significant additional environmental protection requirements.  Refer below to section “Risk Factor - Environmental and Other Regulatory Requirements” and “Current Exploration and Development Activities – Environmental Permitting & Inuit Impact Benefit Agreement”.

Employees

As at December 31, 2006, the Company had 25 full-time employees.

Applicable Governmental Regulation

As a result of the Nunavut Final Agreement (“NFA”) signed in July 1993, managerial responsibility with respect to minerals in Nunavut Territory is shared between the federal government (the Crown) and Inuit organizations.  As a result of the NFA, the Inuit hold surface rights to certain lands, known as Inuit Owned Lands (“IOL”), representing approximately 16% of Nunavut.  For a portion of the IOL representing approximately 2% of Nunavut, the Inuit also hold mineral (subsurface) rights in addition to the surface rights.

The Crown retained surface rights to all other lands (non-IOL) as well as the mineral rights to the remaining 98% of Nunavut.  In addition, the Crown retained the subsurface rights for mineral claims that existed at the time of the signing of the NFA (known as “grandfathered claims”).

The Crown’s mineral rights are administered by INAC in accordance with the Canadian Mining Regulations (“CMR”).  The Inuit mineral rights are administered by Nunavut Tunngavik Incorporated (“NTI”), an Inuit birthright corporation.

Future production from NTI administered mineral claims is subject to production lease which includes a 12% net profits interest royalty from which annual deductions are limited to 85% of gross revenue.  Production from Crown mining leases is subject to a royalty of up to 14% of adjusted net profits, as defined in the CMR.

The KIA is the Inuit organization that is responsible for surface rights on IOL on behalf of the Inuit of the Kivalliq region of Nunavut.  In order to conduct exploration work, the Company is required to submit a proposal of work annually that must be approved by KIA and other boards that administer land use, including the NWB.  For mine development, the Company will require agreements on surface leases and licences for the use of water on IOL.

During mine construction and operations the Company will be subject to additional Nunavut and federal government regulations related to environmental, safety, fire, and other operational matters.

Risk Factors

Proposed Acquisition by Agnico-Eagle

If Agnico-Eagle completes their proposed acquisition of the Company’s outstanding and fully diluted common shares, there may be significant changes to the business, development plans and management of the Company.

Speculative Nature of Mineral Exploration and Uncertainty of Development Projects

Mineral exploration is highly speculative in nature, involves many risks and is frequently not productive. There can be no assurance that our exploration efforts will be successful. Success in identifying and increasing mineralized material and converting such mineralized material to resources and reserves is the result of a number of factors, including the quality of a company’s management, its level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineral resources are discovered, it may take many years until production is possible, if at all, during which time the economic feasibility of production may change. Substantial expenditures are required to establish mineral resources and proven and probable reserves through drilling, to determine the optimal metallurgical process to extract metals from the ore and to construct mining and processing facilities and related access, transportation, power and fuel infrastructures, particularly in environmentally sensitive remote locations, such as the areas of Nunavut where our properties are located. As a result of these uncertainties, the Company provides no assurance that our exploration programs will result in commercial mining operations.

Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of mineral resources and proven and probable reserves and cash operating costs are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production. If we should ultimately be successful in achieving commercial production at Meadowbank, our project operations, including mining, transportation of materials and shipping, may be adversely affected by severe climatic conditions, due to the remote northern location of such project.

Environmental and Other Regulatory Requirements

When a property is identified as having economic potential, government approvals, permits and licences will be required. These approvals, permits and licences will include water licences, land use permits, fuel storage permits, mine construction and mining operations licences, which include mine waste and tailings disposal sites. Delays in obtaining or any failure to secure such approvals, permits and licences could materially adversely affect our financial performance. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in our activities, the extent of which cannot be predicted. Before production can commence on any properties we must obtain regulatory approval and there is no assurance that such approvals will be obtained. Under the current regulations, approval to develop a mining operation at the Meadowbank gold project requires a thorough environmental review process conducted by the NIRB with final approvals by the Federal Government. Although the Company believes its exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner, which could limit or curtail production or development.

The Company’s estimates for mine closure costs are based on current applicable rules and regulations.  If additional rules and regulations are enacted, this may have a material impact on the Company’s future mine closure activities and costs.

If the Canadian government introduces additional rules and regulations related to the control of air emissions and greenhouse gases, this could cause additional expense, capital expenditures, restrictions and delays in our activities, the extent of which cannot be predicted.

Competition for Operations and Construction Personnel

Since we have now made a positive production decision on the Meadowbank Project, we will need to attract and retain a significant number of skilled employees, managers and sub-contractors in order to complete construction of the Meadowbank Project and operate the mine.  Due to the increased activity in the natural resources industry, there is significant competition for skilled labour in Canada.  Many of the companies with which we will be competing for operations and construction personnel have greater financial resources than us.  The Meadowbank Project is located in a remote location in Northern Canada and will be operated as a fly-in/fly-out camp operation which may also impact our ability to attract and retain personnel.  If we are unable to attract and retain sufficient personnel or sub-contractors on a timely basis, this may have an adverse affect on our future development plans and operations.

Availability of Mining Equipment and Seasonal Shipping

A number of the items that we require for mine construction and operations are currently in high demand due to the increased level of activity in the global mining industry.  Some of these items currently have extended order times.  If we cannot identify and procure new equipment on a timely basis, or identify and purchase suitable used equipment, this may result in delays to the Meadowbank Project construction schedule and therefore, may also delay the start-up of mining operations and/or increase estimated costs.

Gold Price Volatility

The market price of gold is volatile.  If the price of gold should drop significantly, the economic prospects of the projects in which we have an interest could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of gold are discovered, a profitable market may exist for the sale of gold. Factors beyond our control could affect the marketability of any gold discovered or produced. Gold prices have fluctuated widely, particularly in recent years. The marketability of gold is also affected by numerous other factors beyond our control, including government regulations relating to royalties and allowable production, the effect of which cannot be accurately predicted.

Currency Fluctuations

Currency fluctuations may affect the operating revenue that the Company realizes in the future. Gold is sold throughout the world based principally on the U.S. dollar price, but most of the Company’s capital costs and expenses are expected to be incurred in Canadian dollars. The appreciation of the Canadian dollar against the U.S. dollar could result in a decrease in the Company’s future operating revenue in Canadian dollar terms. Conversely, a depreciation of the Canadian dollar against the U.S. dollar could result in an increase in the Company’s future operating revenue in Canadian dollar terms.

Operations Risks

The business of exploratory searches for minerals and the business of mining are subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavourable operating conditions and bullion losses. Such risks could result in damage to, or destruction of mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, and monetary losses. Our properties are located at high latitudes and, as a result, conducting exploration, construction or mining operations may be hampered by severe weather conditions.

Financing Risks and Dilution

Further exploration on, and development of, our mineral properties will require additional capital. In addition, the positive production decision on our Meadowbank project necessitates significant additional capital for project engineering and construction. Accordingly, the continuing exploration, development, and exploitation of our projects depends upon our ability to obtain equity and debt financing on reasonable terms. The Company has recently completed an equity financing and has also received a conditional bank commitment for debt financing.  However, there is a risk that the Company may not be able to meet certain conditions for the debt financing and/or the proceeds of the debt financing may not be sufficient to complete the development of the Meadowbank project.  In this case, the Company provides no assurance it will be successful in obtaining additional required financing. If we are unable to acquire additional financing we may be forced to curtail development and construction activities and/or seek to joint venture or farm-out some of our properties. The Company also has a number of stock options outstanding pursuant to which our common shares may be issued in the future. This would result in further dilution to our shareholders.

Mineral Reserves and Resources

Our published mineral reserves and resources are estimated only and the Company provides no assurance that probable mineral reserves or inferred, indicated and measured mineral resources will be moved to higher confidence levels or that any particular level of recovery of minerals will in fact be realized or that identified mineral resources will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. In addition, the grade of mineral resources ultimately mined may differ from that indicated by drilling results and such differences could be material. While the Company’s mineral reserves and mineral resources are estimated by independent and qualified third parties, material changes in mineral reserves and mineral resources, grades, stripping ratios, recovery rates, capital or operating costs (including fuel costs) and declines in the market price of gold may affect the economic viability of projects.  The Company provides no assurance that mineral resources will ever be upgraded to mineral reserves.

Key Executives

We are dependent on the services of key executives, including our President and Chief Executive Officer, our Senior Vice President and Chief Financial Officer and a small number of highly skilled and experienced executives and personnel. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees may adversely affect our business and future operations.

Impact of Price increases on Construction Items

The amount of capital costs associated with the development of a mining property is adversely impacted by escalations in the price of items related to construction, including steel, fuel, concrete and other construction consumables. Such price escalations are caused by numerous factors beyond the Company’s control.

Limited Operating History: Losses

We have limited experience in the development of mines and in the construction of facilities required to bring mines into production. We have relied and may continue to rely upon external consultants and others for expertise in these areas. We may determine that it is not commercially feasible or it is impractical to commence commercial production on our projects or, if commenced, to continue commercial operations.

We have experienced losses in all years of operations. As at December 31, 2006, our deficit totalled $71.3 million. All of our activities have been of an exploration and development nature. The Company provides no assurance that we will generate profits in the future.

Share Price Volatility

Securities markets in the United States and Canada are subject to a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, has experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of our common shares fluctuated from a high of $8.99 to a low of $1.30 within our two most recent fiscal years, being 2005 and 2006, and during 2007 up to the date of this AIF.  Share price fluctuations are likely to continue in the future.

Competition for Mineral Land

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered having commercial potential. We compete with other mining companies, many of which have greater financial resources than us, for the acquisition of mineral claims, leases and other mineral interests.

Title Matters

Some of the mining claims in which we have an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. Such claims have not been converted to lease and tenure, and are, accordingly, subject to annual compliance with assessment work requirements. Other parties may dispute our title to mining properties. All of the claims on the Meadowbank Property have been surveyed and converted to leases. While we have diligently investigated title to all mineral claims and, to the best of our knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Risks of Non-Availability of Insurance

Where considered practical to do so, we maintain insurance against risks in the operation of our business in amounts, which we believe to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risks. We may become subject to liability for property damage, personal injury, third party liability, or business interruption which we cannot insure or against which we may elect not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities.

Conflicts of Interest

Certain of our directors and officers serve as directors or officers of other natural resource companies or have significant shareholdings in natural resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. Under the laws of the Province of British Columbia, our directors are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, our directors will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

Mineral Projects – Meadowbank Project  – Nunavut Territory, Canada

The Meadowbank Project is the subject of an independent technical report on project resources, “Meadowbank Resource Estimate” dated January 29, 2004 (the “2004 Technical Report”) and an independent technical report on the Feasibility Study, “Meadowbank Gold Project, Nunavut, Technical Report” dated March 31, 2005 (the “Feasibility Study Technical Report”).  Both of these reports were prepared for the Company by AMEC in accordance with NI 43-101.  The resource estimates and certain other information in the 2004 Technical Report were updated as part of the Feasibility Study Technical Report.

In January 2007, SRK completed an updated mineral resource estimate for the Meadowbank Project Portage deposit, which incorporated the Cannu zone, including mineralization intersected in the 2006 drill program.  See “Mineral Projects – Meadowbank Project – Mineral Resource Estimates” below, and the Company’s news release dated January 17, 2007, for further details.

Unless stated otherwise, and other than information dated subsequent to the 2004 Technical Report and the Feasibility Study Technical Report (collectively, the “Reports”), the following information is summarized from the Reports.  The Reports contain a detailed description of the Meadowbank Project and are available on SEDAR at www.sedar.com.  Readers are encouraged to review the Reports in their entirety.  Disclosure in this AIF dated subsequent to the Reports is provided by the Company and is not derived from the Reports.

Property Description and Location

The Company’s 100% interest in the Meadowbank Project consists of 10 Crown mining leases and 3 NTI exploration concessions, over approximately 30,000 hectares.  The property is located in the Kivalliq District of Nunavut in Northern Canada and lies in the Third Portage Lake area, approximately 70 km north of the Hamlet of Baker Lake.

The NTI Exploration Concessions, which include the Vault deposit, are being explored under an agreement with NTI, the non-profit organization responsible for administering mineral rights on Inuit-owned Lands.  For 2006, the Exploration Concessions require payment of $57,000 for land fees and exploration expenses of approximately $400,000. During the exploration phase, lands within Exploration Concessions can be held for up to 20 years.  Production from the NTI Concessions will be subject to a 12% net profits interest royalty from which annual deductions are limited to 85% of gross revenue.

The Crown mining leases, which include the Portage Area and Goose Island deposits, are administered under federal legislation.  There are no annual work commitments.  The Crown mining leases expire in 2016 or 2019.  Production from the Crown mining leases will be subject to a royalty of up to 14% of adjusted net profits, as defined in the Canada Mining Regulations.

In order to conduct exploration work on the IOL the Company is required to submit a proposal of work annually that must be approved by the KIA and various boards that administer land use, including the NWB.  In order to construct a mine at Meadowbank the Company must obtain additional approvals and licences, as described below in “Environmental Permitting & Inuit Impact Benefit Agreement”.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Meadowbank Project site is currently accessed from Baker Lake (70 km to the south) via air or over a winter ice road.  The hamlet of Baker Lake provides summer shipping access (access to Hudson Bay) and year-round airport facilities.  The region has an arid arctic climate. The existing exploration camp consists of a wood framed office/kitchen/dry facility and all-weather structures and tents that can accommodate up to 60 people.  As outlined in the Feasibility Study, plant site facilities will need to be constructed, including all processing, maintenance and office facilities, power generation plant, airstrip, sewage treatment, water supply facilities and fuel storage tanks.  Baker Lake facilities will include a barge landing site and storage facilities which will be linked to the mine site with a 110 kilometre long conventional access road.

History and Exploration

In the 1980’s, regional grassroots exploration programs outlined gold-bearing Archean greenstone belts in the Baker Lake area.  In 1985, a joint venture was established between Asamera Minerals (“Asamera”) (60%) and Comaplex (40%) and commenced evaluating several targets in the area through diamond drilling and other studies. In 1987, the Third Portage deposit was discovered – the first of the five gold deposits currently known at Meadowbank.  In 1994, the Company entered the joint venture by acquiring Asamera’s 60% interest, and continued drilling and geophysical programs through to 1997.  This work further delineated the Third Portage deposit and outlined the Goose Island deposit. The North Portage deposit was also discovered and delineated during this period.  In 1997 the Company acquired Comaplex’s 40% interest and became the 100% owner of the project.

In 1999, extensive surface trenching at the Third Portage deposit was completed and the Company acquired three NTI Exploration Concessions on land contiguous with the existing mining leases. Also in 1999, the Company retained MRDI (now AMEC) to complete a pre-feasibility study on the Bay Zone, Goose Island, North Portage and Third Portage deposits. The work involved a mineral resource estimate and a preliminary mine plan with a combination of open pit and underground mining.

Exploration work on the newly acquired concessions resulted in the discovery of the Vault deposit in 2000.  The 2001 exploration program also focussed on the Vault deposit.  In November 2001, MRDI completed a geological resource estimate on the Vault deposit.

Additional drilling was completed at Vault in 2002 to improve confidence levels in preparation for the Feasibility Study.  A new zone of mineralization was also identified – the PDF deposit.  Drilling in the Portage area in 2002 focussed on the newly discovered Connector zone (between the North and Third Portage areas) and infill drilling in the North Portage deposit for the Feasibility Study.  In 2003, a total of 16,153m of infill drilling was completed in all of the deposits to improve confidence levels for future resource estimates.  In 2005, subsequent to the Reports, the Company completed 11,700 metres of drilling in three phases.  The Phase I and Phase II exploration programs were successful in expanding the size of the Goose Island deposit, intersected encouraging mineralization in the Goose Island South area, and resulted in the discovery of the new Cannu zone.  The Cannu zone represents the northward extension of the mineralization delineated in the proposed Portage open pit.  A Phase III drill program, which was undertaken to assess the expansion potential of the Cannu zone, returned additional high grade, near surface gold mineralization which appears to indicate the continuous nature of the Cannu mineralization.

During 2006 the Company drilled approximately 2,270 metres in 12 holes at the Goose South zone and approximately 5,940 metres in 46 holes at the Cannu zone.  The Company is planning an extensive drill program in the spring of 2007 aimed at further exploration and resource growth at the Goose South zone and Goose Island deposit.  In January 2007, SRK had completed an updated mineral resource estimate for the Meadowbank Project Portage deposit, incorporating mineralization intersected in the 2005 and 2006 drill programs on the Cannu zone.

Geology and Mineralization

Meadowbank comprises a series of Archean-aged gold deposits hosted within polydeformed rocks of the Woodburn Lake Group; part of a series of Archean supracrustal assemblages forming the Western Churchill supergroup in northern Canada.  Three of the four known gold deposits are currently planned to be mined. The Goose Island and Portage deposits are hosted by highly deformed magnetite rich iron formation rocks while intermediate volcanic rock assemblages host the majority of the mineralization at the more northerly Vault deposit.  In all deposits, gold mineralization is commonly associated with intense quartz flooding, and the presence of iron sulphide minerals (pyrite and or pyrrhotite). Arsenopyrite is typically absent.

Defined over a 1.85 km strike length and across lateral extents ranging from 100 m to 230 m; the geometry of the Portage gold deposit consists of a NNW striking recumbent fold with limbs that extend to the west. The mineralization in the lower limb of the fold is typically 6 m to 8 m in true thickness, reaching up to 20 m in the hinge area.

The Goose Island deposit is similar in its geometry and setting to the Portage deposit, with a NNW trend and a steep westerly dip.  Mineralized zones typically occur as a single unit near surface, splaying into several limbs at depth.  The deposit is currently defined over a 750 m strike length and down to 500 m at depth (mainly in the southern end); with true thicknesses of 10 m to 12 m (reaching up to 20 m locally).

The Vault Deposit is a planar and shallow dipping with a defined strike of 1,100 m.  It remains open down-dip to the southeast; but has been defined for at least 700 m, down dip.  The deposit has been disturbed by two sets of normal faults striking east-west and north-south and dipping moderately to the southeast and steeply to the east respectively. The main lens has an average true thickness (based on 1g/t shell) of 8 m to 12 m, reaching as high as 18 m locally. The hanging wall lenses are typically 3 m to 5 m (up to 7 m) in true thickness.

Drilling, Sampling and Analysis

A total of 801 diamond drill holes were used for the resource estimate for the Feasibility Study. Out of these 264 were drilled on the Vault deposit, 116 on Goose Island, and 421 on Portage.

All of the drilling data stored in the Meadowbank resource modelling database has been collected from diamond core holes. One contractor, Boart Longyear Drilling of Saskatoon, Saskatchewan, has completed all of the holes, utilizing two LY-38 drill rigs that were joined in 1999 by a hydraulic LF70 rig. The equipment and methods used to collect drill core are consistent with industry standard practices.

The Company geologists logged the drill core in camp. Data on lithology, mineralogy, alteration and structure were routinely collected along with basic geotechnical parameters. Sample intervals were marked by the geologists and assigned sample numbers after geological logging. External consultants completed more detailed geotechnical logging of selected drill holes when warranted.

Generally, all of the potentially mineralized core drilled at Meadowbank was sampled along with a minimum “shoulder“ of 1m of waste material on either side of the interval.  Sample intervals are geologically constrained and are generally determined on the basis of sulphide content or at lithological contacts.  Sample lengths on drilling programs up to and including 2003 vary from 15cm to 1.5m.  The shorter lengths were used on narrow intervals containing visible gold or extreme sulphide concentrations, while samples longer than 1.0m were used over intervals of low but consistent sulphide content or alteration.  The sample intervals marked by the geologists during core logging were split in half longitudinally with a mechanical core splitter. One half was bagged for analysis and the other was returned to the core box and kept as a permanent record. Sampled intervals were marked in the box with metal tags that indicate the interval meterage and the sample number.  Sampling methods are consistent with industry standard practices.

Sample shipments are always prepared in multiples of 22, which correspond directly to a given loggers sampling sequence.  One standard reference material, one blank sample and one core duplicate are inserted randomly by the logger in every 22 samples.  Groups of 22 samples are used to accommodate the assay laboratory, which routinely processes samples in a 24 sample run that includes two internal QA/QC samples.  Sample shipments are transported to Baker Lake via helicopter, bombardier, or delta, and then shipped via air cargo to the International Plasma Laboratory Ltd. (“IPL”) in Vancouver, B.C.  IPL applies industry standard fire assay techniques that, in recent years, have been supported by the Company’s QA/QC program.

The first QA/QC program was implemented in 1998 and consisted of standard reference materials and blanks inserted into the sample stream by IPL, which also prepared and assayed coarse reject duplicates.  Check assays were performed on pulps forwarded to a second lab.  In addition, a number of pulp and reject check assays were performed.  The Company instituted a more rigorous QA/QC program in 2001, consisting of the insertion of standard reference materials, field blanks and field (core) duplicates at the project site.  For check assays, 5% of annual samples were submitted to a second lab for analysis and an additional 5% of the samples were also resubmitted to IPL.  Results from all programs consistently demonstrate an unbiased scatter typical of a coarse gold component or “nugget” effect.  Problems with precision are mitigated by the unbiased nature of the variance and should only provide minimal risk to the estimation of potential indicated or inferred mineral resources at Meadowbank.

Mineral Resource and Mineral Reserve Estimates

The mineral resources of the Portage area, Vault and Goose Island gold deposits were assessed for the Feasibility Study Technical Report.  The PDF deposit was outside of the scope of the feasibility study.  The mineral resource estimates were prepared for the Feasibility Study Technical Report in accordance with NI 43-101 by AMEC, an independent engineering firm.  Mr. Andrew Hamilton, P.Geo., Project Geologist for Cumberland Resources Ltd. was the internal qualified person responsible for the resource estimate and was responsible for data management, QA/QC and 3-dimensional resource model construction.

The mineral resources from the Third Portage, Bay Zone and North Portage deposits were incorporated into a single, four-phase open pit design for the Feasibility Study Technical Report.  Mineral resources from the Vault and Goose Island deposits were incorporated into two separate single-phase open pit designs.  The open pit mining reserves are included within the aforementioned mineral resource estimate and were prepared for the Feasibility Study Technical Report in accordance with NI 43-101 by AMEC, an independent engineering firm.

During the third quarter of 2005 (subsequent to the release of AMEC’s Feasibility Study Technical Report), Société Générale appointed SRK to conduct an independent due diligence audit of the Feasibility Study on behalf of potential lenders as a requirement for bank financing.  As a result of the findings of the SRK Audit, an updated resource and reserve estimate was completed by SRK in December 2005.  In updating the resource and reserve estimates, SRK selected a more moderate treatment of grade capping than was used by AMEC in the Feasibility Study Technical Report.  Grade capping, or the reduction of high grade assays to a constant level, is a technique often used in the preparation of resource estimates to reduce the risk of overestimating grade and metal content.  The application of grade capping levels is typically assessed based on a detailed statistical analysis of the assays within the deposit.  The AMEC resource estimates were based on the application of both grade capping and a distance restriction calculation of high grades to estimate resource grade for the Portage and Goose Island deposits.  The revised SRK estimates are based on more moderate capping levels for each of the three deposits and SRK did not apply distance restrictions.  In addition, the SRK estimate incorporated the results of 28 drill holes completed at the Goose Island deposit in 2005.

Mineral Resources

In January 2007, SRK Consulting (UK) Limited completed the following updated mineral resource estimate for the Meadowbank Project.  The update incorporates mineralization intersected in the 2005 and 2006 drill programs on the Cannu zone.  The Cannu zone was intersected 123 times in 57 drill holes.  The Cannu zone was discovered in the fall of 2005 and has now been drilled along a strike length of 350 metres on 25 metres spaced sections, with spacing on section averaging 35 metres.  It is interpreted to be an extension of the Portage deposit.

Meadowbank Gold Project 2007 Mineral Resource (including Cannu Zone) – (Jan. 2007)
Deposit	Category	Tonnes	Grade (g/t)	Ounces
Portage (including Cannu Zone) (1.5 g/t cutoff)	Measured Indicated	2,800,000 9,000,000	5.4 5.1	480,000 1,460,000
	Sub-Total Inferred	11,800,000 700,000	5.1 4.7	1,940,000 100,000
Goose Island (1.5 g/t cutoff)	Measured Indicated	- 2,240,000	- 6.5	- 470,000
	Sub-Total Inferred	2,240,000 1,370,000	6.5 4.2	470,000 190,000
Vault (2.0 g/t cutoff)	Measured Indicated	- 8,610,000	- 3.9	- 1,080,000
	Sub-Total Inferred	8,610,000 870,000	3.9 5.4	1,080,000 150,000
PDF	Inferred	507,000	4.5	73,000
Total	Measured Indicated	2,800,000 19,850,000	5.4 4.7	480,000 3,010,000
	Sub-Total Inferred	22,650,000 3,447,000	4.8 4.6	3,490,000 513,000

Note: Tonnes rounded to nearest ten thousand and grade rounded to nearest 0.1 g/t. Numbers may not add due to rounding.

The above resource estimates, with the exception of the PDF inferred mineral resource estimate, were prepared in conformance with the requirements set out in NI 43-101 under the direction of Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited, who is an independent Qualified Person as defined by NI 43-101.

The PDF inferred mineral resource estimate was prepared by the Company in accordance with the standards outlined in NI 43-101 and CIM Standards on Mineral Resources and Reserves (August 2000).  James McCrea, P.Geo., Manager, Mineral Resources is the Qualified Person under NI 43-101.

The Meadowbank mineral resources were estimated with three dimensional block models interpolated using inverse distance methods. The interpolations were constrained by three dimensional geological models of the mineralization.

Three-dimensional solid models of geology and mineralization for each of the Meadowbank deposits were created by the Company. They were built by interpreting the geology and extent of mineralization on paper plots of vertical sections displaying diamond drill hole data. Geological interpretations were hand-drawn by the Company geological staff and included all lithological and structural features. Care was taken to ensure that the interpretations were consistent from section to section. Grade shells with a cut-off of 1 g/t were constructed with similar methods and utilized diamond drill hole assay data and the interpreted geology as the primary references. No minimum thickness was applied. Care was taken to ensure that no unnecessary waste was included through the application of consistent rules. Up to 2.0 m of internal waste was allowed, provided that the weighted average grade of the waste and the outer assay results was 0.9 g/t or higher. The shape of the grade shells was heavily influenced by the geological interpretation and as a result they generally follow stratigraphy. However, in some cases they do cross lithologic boundaries – in keeping with the current epigenetic model of mineralization.

The lithology outlines and one-gram shells were then digitized from the paper copies into three-dimensional resource modelling software.  Outlines were attached to the drill hole lithology units and assay data, and then smoothed. These outlines were then attached to create separate three-dimensional solids for each of the primary rock types and the one-gram shells. Additional lines were used to create intermediate outlines or to close off rock or one-gram solids where needed.

Mineral Reserves

The following open pit mining reserves have been prepared in accordance with NI 43-101.  Dr. Mike Armitage, Managing Director of SRK (the bank appointed independent engineer), is the independent Qualified Person responsible for preparation of these reserves:

Meadowbank Gold Project Open Pit Mineral Reserve (Proven & Probable)
Open Pit	Category	Ore (t)	Grade (g/t)	Ounces
Portage	Proven Probable	3,020,000 7,990,000	4.8 4.4	470,000 1,120,000
	Proven & Probable	11,010,000	4.5	1,590,000
Vault	Proven Probable	- 8,010,000	- 3.4	- 870,000
	Proven & Probable	8,010,000	3.4	870,000
Goose	Proven Probable	- 2,310,000	- 5.7	- 420,000
	Proven & Probable	2,310,000	5.7	420,000
Total	Proven Probable	3,020,000 18,300,000	4.8 4.1	470,000 2,420,000
	Proven & Probable	21,320,000	4.2	2,890,000

Note:  95% mining recovery and contact dilution applied.

The PDF and the Cannu zone mineral resources were not used to derive the above mineral reserve estimate.

Open pit mine designs utilize extensive geotechnical engineering studies to develop pit wall slope parameters. Designs incorporate appropriate pit access ramps, wall slope angles, catchment berms and minimum mining widths for selected equipment using a long term US$400 gold price at an exchange rate of US$0.75 per Cdn$1.00. The average strip ratio for open pit mining is 8.6:1 over the life of the mine.

The mineral resources have been modelled utilizing a 1 gram grade shell.  To convert the in-situ measured and indicated mineral resources to anticipated mined tonnages, a 95% mining recovery was applied, followed by a dilution factor.  The dilution factor was calculated as a function of the mineralized zone thickness. Fifty centimetres of dilution was added to the hanging wall and 50 centimetres added to the footwall.  The diluting material grade was determined by creating 0.5 m drillhole composites immediately outside the mineral resource grade shell and calculating the average grade of the composites.  The diluting material grade for each pit area was:  0.29 gms/t in Portage, 0.28 gms/t in Goose, and 0.38 gms/t in Vault.  In addition, a minimum mine-able grade thickness of 3 gram-metres for Portage and Goose and 3.5 gram-metres for Vault has been incorporated into the mine plan.

The quoted mineral reserve has been derived from the measured and indicated mineral resources within the final pit designs.  Inferred mineral resource tonnage, within the final pit design, is not included within the reserve and has been added to waste.

The Feasibility Study

The Company announced the results from the Feasibility Study on February 24, 2005, the details of which are described in the Feasibility Study Technical Report.  Initiated in 2003, completion of the study was extended in early 2004 due in part to global escalations in the cost of fuel, steel and other construction items which impacted the preliminary construction cost estimates for the project.  The Feasibility Study incorporates improvements to the Meadowbank mine model, as initially conceived, as a result of a re-design completed in 2004 by the Company and the study manager, AMEC.  Construction scheduling and capital cost estimation has been prepared by Merit Consultants International Inc. Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC.  Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd.. The Feasibility Study Technical Report was prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by NI 43-101.

The most significant improvements identified in the 2004 re-design were from increased annual production, changes to open pit scheduling and the addition of a proposed conventional access road. The 2005 mine design has increased mill throughput by 36% (to 7,500 tonnes per day) while maintaining high gold recoveries. Resulting gold production was estimated at 316,000 ounces per year over an 8.3 year mine life. The high grade ores from the Portage and Goose Island open pits are scheduled to be mined in the first four to five years, allowing annual production to increase to an average 376,000 ounces over the first four years of production.  A 102 kilometre long conventional access road, to connect the project to the community of Baker Lake, is proposed in the new mine design. This road access will reduce on-site infrastructure requirements, improve efficiencies in construction scheduling and reduce overall operating costs. Major mining equipment will be leased, with an option to purchase. The associated costs are included in pre-production capital and sustaining capital cost estimates.

In the fourth quarter of 2005 (subsequent to the Reports), the Company announced that it has updated the Feasibility Study financial model to reflect the findings of the SRK Audit.  As described above under the heading “Mineral Resource and Mineral Reserve Estimates”, SRK was appointed by Société Générale in the third quarter of 2005 to conduct an independent due diligence audit of the Feasibility Study on behalf of potential lenders.  SRK reviewed all technical aspects of the Feasibility Study.  The most significant change to the financial model was due to SRK’s grade capping adjustments which resulted in a higher average grade and an increase in mineral reserves of 122,000 ounces.

The following is a comparison of the updated project profile to the Feasibility Study Technical Report:

Meadowbank Gold Project Production Profile Comparison (assuming $US 400/oz. gold, and $US 0.75 per Cdn$1.00)
	AMEC Feasibility(1) March 2005	SRK Update December 2005
Open Pit Mineral Reserve (Proven & Probable)	2,768,000 ounces	2,890,000 ounces
Metallurgical Recovery	93.5%	93.2%
Mine Throughput	2.73 Mtpa	2.73 Mtpa
Mine Life	8.3 years	8.1 years
Average Annual Production Rate Years 1 to 4 Life of Mine	376,000 ounces 316,000 ounces	400,000 ounces 330,000 ounces
Total Cash Cost per Oz. Years 1 to 4 Life of Mine	US$199 US$224	US$175 US$201
Cash Flow (Undiscounted, Pre-tax)	US$174 million	US$243 million
Internal Rate of Return (Pre-tax)	14.3%	17.6%
Pre-production Capital Costs	US$227 million	US$235 million

(1)Results summarized in the Feasibility Study Technical Report

These financial projections assume a long-term gold price and exchange rate of US$400 per ounce and US$0.75 per Cdn$1.00 respectively and full equity financing.

Mining Operations Plan

Mining Method - Open Pit Mining

Mining of the Meadowbank Project will be done by trucks and excavators, and has been projected over an eight plus year mine life.  Ore will be extracted conventionally using drilling and blasting with truck haulage to a primary gyratory crusher located adjacent to the mill.  Waste rock will be hauled to one of two waste storage areas on the property or used for dyke construction or dumped into selective areas of the open pits that have previously been mined out.  Mining will initially be concentrated in the Portage pit area.  Waste material from the pre-stripping will be used as bulk construction materials for dykes, as well as for construction fill material around the site.

During pre-production, ore grade material will be stockpiled close to the primary crusher.  During year one, all of the ore material is scheduled to come from the Portage pit.  Waste material will be used to complete the construction of the Goose Island dykes, with the remaining waste hauled to the primary dump north of the Second Portage Lake.

With the completion of the Goose Island dyke, the Goose Island pit will be brought into production and will augment the ore flow from the Portage pit.  These two pits will operate concurrently for a period of four years, from years two through five.  Waste stripping will commence in the Vault pit in year four, with the start of ore mining in year four as the Goose pit comes to a close.  During the last two and half years of the project life, mining will be exclusively from the Vault pit.

Major mining equipment has been based on a five-year lease program.  Equipment leased for the project includes the following:  blasthole drills, mass excavators, front end loader, haulage trucks and tracked dozers.

All production period lease payments associated with the equipment have been included within the sustaining capital for the project.  Minor equipment has been based on owner purchase.

Material movement peaks in year two at a rate of 90,100 tpd when the Goose Island pit is started.  The average material movement over the life of the project is 68,300 tpd.  The rate of delivery of ore to the mill has been set at 7,500 tpd for the life of the mine.

Metallurgical Tests

The recovery of gold from ore within the Portage, Goose and Vault open pit designs is based on detailed metallurgical test work of the materials from the Meadowbank Project over the course of 3 years. The sampling of the deposits was extensive and test work was completed using only drill core from ore zones which fall within the proposed mining plan. The sample materials were selected by qualified persons, and the materials best represent geological materials planned to be mined.  The metallurgical test program was completed in 2003 and 2004, with gold recovery studies by SGS Lakefield Research Ltd.

Metallurgical Process

The process design is based on a conventional gold plant flowsheet consisting of primary gyratory crushing, grinding, gravity concentration, cyanide leaching and gold recovery in a carbon-in-pulp (CIP) circuit. The mill will be designed to operate 365 days per year with a design capacity of 2.7 million tonnes of ore per year (7,500 tpd). The overall gold recovery is projected to be about 93.2%, based on projections from metallurgical test work, with about 40% typically recovered in the gravity circuit.

The crushed ore is fed to a coarse ore stockpile and then reclaimed to a semi-autogenous (SAG) mill operating in closed circuit with a pebble crusher.  The SAG mill operates together with a ball mill to reduce the ore to about 80% passing 60-90 microns, depending on the ore type and its hardness.  The ball mill operates in closed circuit with cyclones. The grinding circuit incorporates a gravity process to recover free gold and the free gold concentrate will be leached in an intensive cyanide leach-direct electrowinning recovery process.

The cyclone overflow is thickened prior to pre-aeration with air and leaching in agitated tanks. The leached slurry is directed to a six-tank CIP system for gold recovery. Gold in solution from the leaching circuit is recovered on carbon and subsequently stripped and then recovered from the strip solution by electrowinning, followed by smelting and the production of a doré bar.

The CIP tailings would be treated for the destruction of cyanide using the standard sulphur-dioxide-air process.  The detoxified tailings are pumped to the permanent tailings facility. The tailings storage is designed for minimal discharge, with most of the process water being reclaimed for re-use in the mill to minimize the water requirements for the project.

Infrastructure

The Meadowbank Project is located 70 kilometres north of the community of Baker Lake. The project site is at 134 metre elevation in low lying topography with numerous lakes.

Plant site facilities will include a mill building with an attached maintenance facility, separate office and dry facilities, assay lab and heavy vehicle maintenance shop.  A separate crusher structure will flank the main process complex.  Power will be supplied by a 22 MW diesel electric power generation plant with heat recovery and an on site fuel storage and distribution system.  A pre-fabricated modular type accommodation complex for 200 persons will be supported with a sewage treatment, solid waste disposal and potable water plant.  The mill-service-power complex will be connected to the accommodation complex with enclosed corridors.

Peripheral infrastructure includes tailings and waste impoundment areas, a seven kilometre haul road to the Vault open pit, and a 1,100 metre long gravel airstrip.

Baker Lake facilities will include a barge landing site located several kilometres east of the community. A storage compound consisting of open storage area, a cold storage building and a fuel storage and distribution complex with 38 M L capacity will be constructed next to the barge landing facility.  Baker Lake storage facilities will be linked to the mine site with a 102 kilometre long conventional access road.

Environmental Conditions & Transportation

Ocean transportation of fuel, equipment, bulk materials and supplies to site will be from Montreal (or Churchill) via barges and ships into Baker Lake during the 2.5 month ice-free window that starts in mid-July of each year.

Baker Lake storage facilities will be linked to site by a 110 kilometre long access road. Fuel and supplies will be transported to the site by conventional tractor trailer units.

Transportation for personnel and air cargo will be provided on regular scheduled flights on aircraft based out of northern Manitoba.  Staff living in the surrounding communities will be transported to site by alternate arrangement.

Current Exploration and Development Activities

2006 Meadowbank Exploration Program

During 2006 the Company drilled approximately 2,270 metres in 12 holes at the Goose South zone and approximately 5,940 metres in 46 holes at the Cannu zone.  The Company is planning an extensive drill program in the spring of 2007 aimed at further exploration and resource growth at the Goose South zone and Goose Island deposit.  In January 2007, SRK completed an updated mineral resource estimate for the Meadowbank Project Portage deposit, which incorporated the Cannu zone, including mineralization intersected in the 2006 drill program.

Environmental Permitting & Inuit Impact Benefit Agreement

The development of the Meadowbank Project has been reviewed by the NIRB as provided under the Nunavut Land Claims Agreement   A production decision regarding the Meadowbank Project was made by the board of directors of the Company in September 2006 following a positive development recommendation by the NIRB, and in November 2006 the Federal Minister of Indian Affairs and Northern Development accepted the positive NIRB recommendation.

On December 30, 2006, the Company received the Project Certificate from the NIRB. The issuance of the Project Certificate, which includes the terms and conditions to ensure the integrity of the development process, is the final stage of the NIRB review process for the environmental assessment of Meadowbank Project.  Following receipt of the Project Certificate, the Company obtained land access and quarry permits in January and February 2007 from the Government of Nunavut, INAC and the KIA to commence and advance road construction to Meadowbank. Additional licences were received from Natural Resources Canada and other Territorial departments to commence construction. On February 22, 2007, the Company announced it had received a Water Licence Type B from the NWB, the final licence required for road construction to the Meadowbank Project.   Initial road construction has advanced in the municipality of Baker Lake and on federal-owned (INAC) land.  The Company expects to complete road construction during 2007.  As of late March 2007, total conventional road access achieved is approximately 24 kilometres, including approximately 19 kilometres of new construction.

In February 2007, the Company’s subsidiary, MMC and the Government of Nunavut (“GN”) signed a Development Partnership Agreement (“DPA”) with respect to the Meadowbank Project.  The DPA provides a framework for the GN and MMC to work together and with other stakeholders including the federal and municipal governments and the KIA to maximize the long term socio-economic benefits of the Meadowbank Project to Nunavut.

During 2005 the Company commenced formal discussions and negotiations with the KIA relating to the Inuit Impact Benefit Agreement (“IIBA”) for the Meadowbank project, which the Company and the KIA ultimately signed in March 2006.  The IIBA will ensure that local employment, training and business opportunities arising from all phases of the project are accessible to the Kivalliq Inuit. The IIBA also outlines the special considerations and compensation that the Company will provide for Inuit regarding traditional, social and cultural matters.

Development schedule

Mine production is expected to commence in 2009.  Construction activities in 2007 and 2008  assume that all requisite financing and licences are received, and that the Company is able to procure all necessary equipment on a timely basis.

Project financing

In October 2006, the Company’s subsidiary, MMC, completed a zero cost GLPP that secures a minimum monetized value of Cdn$254 million for its 420,000 ounce gold loan facility.  The Company anticipates that the maximum monetized value of the gold loan facility will be capped between Cdn$275 million and Cdn$285 million. Proceeds from the gold loan facility will be used for the development of the Meadowbank Project.  The GLPP utilizes a zero cost collar method to secure a minimum dollar value for the gold loan facility.  The zero cost collar consists of the purchase of put options on 420,000 ounces of gold at an average strike price of Cdn$605 per ounce and a corresponding sale of call options on the same number of ounces at a strike price of Cdn$800 per ounce. All of the options expire in September 2007.  Depending on the date of drawdown, all of the purchased put options and sold call options will be either closed out at the time of drawdown or will expire unexercised.  The Company anticipates that MMC will be in a position to drawdown all of the ounces under the gold loan facility by the end of the second quarter of 2007.

The bank commitment and the Company’s ability to draw down the facility are subject to the satisfaction of certain conditions, including, among other things, the Company securing all requisite regulatory permits and licences and the completion of final loan documentation.  In November 2006 the Company completed an equity financing for gross proceeds of $100 million.  The proceeds of the equity financing along with the proceeds from the gold loan facility will be used to complete the development of the Meadowbank Gold Project.

Dividends

Currently, there are no restrictions which prevent the Company from paying dividends. The Company has not paid any dividends in the last five fiscal years. The Company has no present intention of paying any dividends, as it anticipates that all available funds will be invested to finance the growth of its business. The directors of the Company will determine if and when dividends should be declared and paid in the future, based on the Company’s financial position at the relevant time.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares without par value of which 75,830,024 common shares were issued and outstanding as at March 28, 2007.  The holders of common shares are entitled to receive notice of and attend all meetings of shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.  The holders of common shares are entitled to dividends if, as and when declared by the board of directors of the Company.  The common shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

MARKET FOR SECURITIES

The Company’s common shares are listed and posted for trading on The Toronto Stock Exchange (“TSX”) and on the American Stock Exchange (“AMEX”) under the symbol CLG.

Trading Price and Volume

The following table provides information as to the high, low and closing prices of the Company’s shares on the TSX during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month:

2006

Month	High	Low	Close	Volume
January	$3.50	$2.60	$3.15	6,461,976
February	$3.79	$2.41	$3.03	2,542,379
March	$4.87	$3.30	$3.94	5,577,932
April	$5.50	$4.03	$4.68	7,704,613
May	$5.23	$3.84	$4.45	5,092,474
June	$5.50	$3.94	$4.66	3,400,509
July	$5.70	$4.67	$5.08	2,484,076
August	$6.06	$4.00	$5.05	4,645,804
September	$6.63	$5.40	$6.04	12,572,171
October	$5.98	$4.77	$5.52	3,054,222
November	$5.91	$5.30	$5.54	8,560,064
December	$6.46	$5.59	$5.96	5,661,322

DIRECTORS AND OFFICERS

The names and municipalities of residence, offices held with the Company and principal occupation of our directors and officers are as follows:

Name and address(1) (municipality)	Office held	Principal occupation during the past five years(1)
Walter Segsworth(3) West Vancouver, B.C.	Chairman & Director	Mining Engineer (semi-retired); Director of various companies since 2002.
Kerry Curtis Richmond, B.C.	President, Chief Executive Officer & Director

Geologist; President and Chief Executive Officer of the Company since March 2003; Interim President and Chief Executive Officer of the Company from October 17, 2002 to February 2003; Senior Vice President of the Company from May 1998 to October 2002.

Abraham Aronowicz(2)(3) Vancouver, B.C.	Director	Semi-retired independent Businessman; President of DJA Enterprises since 1985, a real estate company; Director of Redcorp Ventures since 2000, a mineral exploration and development company.
Richard Colterjohn(2)(3)(4) Toronto, Ontario	Director

Since October 2003 Managing Partner, Glencoban Capital Management Inc., a merchant banking firm, and from February 2004, President and CEO of privately held Centenario Copper Corporation, a mineral  exploration and development company.

Glen Dickson North Vancouver, B.C.	Director	Geologist; Chairman and CEO of Gold-Ore Resources Ltd. since 2002, President & Chief Executive Officer of the Company from February 1994 to October 2002.
John Michael Kenyon(4) Vancouver, B.C.	Director	Geologist; Formerly President of Canico Resource Corp., a mineral exploration and development company, from 2001 to 2005.
Jonathan Rubenstein(2) (4) Vancouver, B.C.	Director

Semi-retired investor; Director of various other public companies; Formerly Vice-President & Corporate Secretary of Canico Resource Corp., a mineral exploration and development company, from 2001 to 2005.

Michael L. Carroll Walnut Creek, California	Senior Vice President, Chief Financial Officer and Corporate Secretary

Certified Public Accountant and Financial Consultant; Chief Financial Officer of the Company since May 2003; Corporate Secretary of the Company since April 2004; Formerly: Self-employed Financial Consultant from 2002 to 2003; Vice President and Treasurer and Director of Taxes for Homestake Mining Company, a gold mining company, from 1991 to 2002.

Brad Thiele Surrey, B.C.	Vice President, Mining	Professional Mining Engineer; Vice President, Meadowbank Project Development, of the Company since June 2002; prior thereto an independent mining consultant.
Ted Rutherglen LeDuc, Alberta	Vice President, Human Resources, Health and Safety

Human Resources Manager of Dacro Industries Inc. from October 2005 to November 2006;   Human Resources Consultant – Edmonton from October 2004 to September. 2005;  Human Resources Consultant Western Canadian Coal Corp. from April 2004 to August 2004; Human Resources Consultant Cumberland Resources Ltd. from December 2003 to March 2004;    Manager, Human Resources for Echo Bay Mines Ltd./Kinross Gold Corporation (Lupin Operations) from September 2000 to November 2003

Craig Goodings Surrey, B.C.	Vice President, Environmental and Governmental Affairs	Vice President, Environmental and Governmental Affairs since February 2007; prior thereto an independent environmental consultant.

Notes:

(1)

The information as to the place of residence and principal occupation, not being within the knowledge of the Company, has been provided by the respective directors individually.

(2)

Denotes members of the Audit Committee.

(3)

Denotes members of the Compensation Committee.

(4)

Denotes members of the Corporate Governance Committee.

Directors’ Terms

Name of Director	Commencing	Expiring
Walter Segsworth	April 30, 2002	AGM, 2008
Kerry Curtis	October 17, 2002	AGM, 2009
Abraham Aronowicz	June 9, 1994	AGM, 2007
Glen Dickson	May 7, 1993	AGM, 2007
Michael Kenyon	December 5, 1979	AGM, 2007
Richard Colterjohn	June 5, 2003	AGM, 2008
Jonathan Rubenstein	May 20, 1983	AGM, 2009

Control of Securities

As of March 28, 2007, our directors and senior officers beneficially owned, directly or indirectly, or have control or direction over an aggregate of 4,847,061 of our common shares representing approximately 6.4% of our issued and outstanding common shares on that date.

Corporate Cease Trade Orders or Bankruptcies

Jonathan Rubenstein was a director of Primero Industries Inc in or around 1998, at which time Primero Industries Inc. made a voluntary assignment into bankruptcy.

Michael Kenyon was a director of Crown Resources Corp. in or around October 18, 2001 at which time Crown Resources Corp. was suspended from trading on the TSX and was subsequently temporarily de-listed for failure to meet the TSX listing requirements.

Other than as stated above, none of our other directors, officers or shareholder holding enough securities to materially affect the control of the Company has been a director or officer of any issuer that, while acting in that capacity:

(a)

was the subject of a cease trade or similar order that denied such issuer access to any statutory exemptions under Canadian Securities Legislation for a period of more than 30 consecutive days, or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of our directors, officers or shareholder holding enough securities to materially affect the control of the Company has:

(c)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian regulatory authority or has entered into a settlement agreement with a Canadian regulatory authority; or

(d)

been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor on making an investment decision.

Personal Bankruptcies

None of our directors, officers or shareholder holding enough securities to materially affect the control of the Company has, within ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

Our directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which we may participate, the directors of the Company may have conflicts of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of British Columbia, our directors are required to act honestly, in good faith and in our best interest. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which we may be exposed and its financial position at the time.

Our directors and officers are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest in or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Our directors and officers are not aware of any such conflicts of interest as at the date of this AIF.

LEGAL PROCEEDINGS

The Company nor its material properties are subject to any material legal proceedings.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In December 2006, the Company completed the sale of its Meliadine gold property interests to a subsidiary of Resource Capital Funds (“RCF”) for $23 million.  RCF held approximately 14% of the Company’s outstanding common shares at the time that this sale was agreed to.

In February 2007 the Company announced that it had signed an agreement with Agnico Eagle Mines Ltd. (“Agnico”) under which Agnico has agreed to make an all share exchange offer for all of the Company’s outstanding and fully diluted common shares.  If this proposed transaction is completed, and assuming that all of the Company’s employees are subsequently terminated, the Company would be obligated for severance payments of approximately $6 million to 24 employees (including executive officers).

Other than as indicated above, no director or executive officer of the Company or any person or company that is the direct or indirect beneficial owner of, or who exercise control or direction over, more than 10% of the Company’s shares, or any associate or affiliate of any of the persons or companies referred to in this paragraph have any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company, occurring during the years ended December 31, 2004, 2005 or 2006.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Trust Company of Canada. Transfers may be effected and registration facilities are maintained at each of the following offices:  (i) 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9; and (ii) 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, there are no material contracts we have entered into within the most recently completed financial year, or before the most recently completed financial year (but after January 1, 2002), that are still in effect other than the following:

•

Agreement dated February 14, 2007, entitled “Support Agreement” among Agnico-Eagle Mines Limited, Agnico-Eagle Acquisition Corporation and the Company;

•

Agreement dated December 1, 2006, entitled “Share Purchase Agreement” among the Company, 0750990 B.C. Ltd. and Perfora Investments S.a. r.l.;

•

Agreement dated May 4, 2006, entitled “Shareholder Rights Plan Agreement” between the Company and Computershare Investor Services Inc.

NAMES AND INTERESTS OF EXPERTS

Roger March, P.Geo., is Senior Project Geologist for Cumberland Resources Ltd. and is currently the designated Qualified Person as defined by NI 43-101, for the Meadowbank Project. Mr. March has supervised drill hole planning, implementation and quality control/quality assurance programs at the Meadowbank Project since 2002.

The mineral resource estimates for the Feasibility Study Technical Report were prepared in accordance with NI 43-101 by AMEC, an independent engineering firm.  Mr. Andrew Hamilton, P.Geo, is Project Geologist for Cumberland Resources Ltd. and was the qualified person as defined by NI 43-101, for the mineral resource estimates prepared for the Feasibility Study Technical Report.  Mr. Hamilton was responsible for data management, QA/QC and 3-dimensional resource model construction.

Mr. James McCrea, P.Geo., is the qualified person for the PDF resource estimates.

AMEC acted as the study manager for the Meadowbank Feasibility Study (Q1 2005).  Construction scheduling and capital cost estimation was prepared by Merit Consultants International Inc.  Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. The Feasibility Study was prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by NI 43-101.

The SRK Audit was completed in December 2005 under the direction of Dr. Mike Armitage, Managing Director of SRK (the bank appointed independent engineer), who is an independent Qualified Person as defined by NI 43-101.  Dr. Mike Armitage is also the independent Qualified Person responsible for preparation of the mineral resource and reserve estimates prepared in accordance with NI 43-101 in December, 2005 and the updated mineral resource estimate, incorporating the Cannu zone, that was prepared in January 2007.

The Company’s auditors are Ernst & Young LLP, independent chartered accountants, who have audited the Company’s consolidated financial statements for each of the years in the three year period ended December 31, 2006, and as at December 31, 2005 and 2006, prepared in accordance with Canadian generally accepted accounting principles, as set forth in their report dated March 8, 2007.  Ernst & Young LLP is independent of the Company in accordance with the rules of professional conduct of the Province of British Columbia and the independence rules of the United States Securities & Exchange Commission.

No person or company named in this section beneficially owns, directly or indirectly, 1% or more of the Company’s common shares.

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor. Accordingly the Company provides the following disclosure with respect to its audit committee:

The Audit Committee’s Charter

The following is the text of the Audit Committee’s charter:

“Organization

This charter governs the operations of the Audit Committee (hereinafter, the “Committee”) of the Company. The Committee shall review and reassess the charter at least annually and obtain the approval of the Company’s Board of Directors. The Committee shall be members of, and appointed by, the Board of Directors and shall comprise at least three directors, each of whom are independent of management and the Company.  Members of the Committee shall be considered independent as long as they do not accept any consulting, advisory, or other compensatory fee (other than in their capacity as a director) from the Company and are not an affiliated person of the Company or its subsidiaries, and meet the independence requirements of the stock exchange listing standards.  All Committee members shall be financially literate, and at least one member shall be a "financial expert," as defined by SEC regulations.

Purpose

The Committee shall provide assistance to the Board of Directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to:

i.

the integrity of the Company’s financial statements;

ii.

the financial reporting process;

iii.

the systems of internal accounting and financial controls;

iv.

the performance of the Company’s internal audit function and independent auditors;

v.

the independent auditor’s qualifications and independence; and

vi.

the Company’s compliance with ethics policies and legal and regulatory requirements.

In so doing, it is the responsibility of the Committee to maintain free and open communication between the committee, independent auditors, the internal auditors (if any), and management of the Company.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties.

Responsibilities

The primary responsibility of the Committee is to oversee the Company's financial reporting process on behalf of the board and report the results of their activities to the board. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles.   Management is responsible for the preparation, presentation, and integrity of the Company's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company.  The independent auditors are responsible for auditing the Company's financial statements and for reviewing the Company's unaudited interim financial statements.

The Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The Committee should take appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices, and ethical behaviour.  The following shall be the principal direct responsibilities of the Committee:

1.

Appointment and termination (subject, if applicable, to shareholder ratification), compensation, and oversight of the work of the independent auditors, including resolution of disagreements between management and the auditor regarding financial reporting.

2.

Pre-approve all audit and non-audit services provided by the independent auditors and shall not engage the independent auditors to perform the specific non-audit services proscribed by law or regulation.  The Committee may delegate pre-approval authority to a member of the Committee.  The decisions of any Committee member to whom pre-approval authority is delegated must be presented to the full Committee at its next scheduled meeting.

3.

At least annually, obtain and review a report by the independent auditors describing:

(a)

The firm’s internal quality control procedures.

(b)

Any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

(c)

All relationships between the independent auditor and the Company (to assess the auditor's independence).

4.

Establish clear hiring policies for employees or former employees of the independent auditors that meet the SEC regulations and stock exchange listing standards.

5.

Discuss, with the internal auditors (if any) and the independent auditors, the overall scope and plans for their respective audits, including the adequacy of staffing and compensation.

6.

Discuss with management, the internal auditors (if any), and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's policies and procedures to assess, monitor, and manage business risk, and legal and ethical compliance programs (e.g., Company's Code of Conduct).

7.

Periodically meet separately with management, the internal auditors (if any), and the independent auditors to discuss issues and concerns warranting Committee attention. The Committee shall provide sufficient opportunity for the internal auditors (if any) and the independent auditors to meet privately with the members of the Committee. The Committee shall review with the independent auditor any audit problems or difficulties and management's response.

The responsibilities set forth above represent a guide with the understanding that the Committee may supplement them as appropriate.

Specifically Delegated Duties

For purposes of this charter, specific accounting, financial and treasury related duties delegated to the Committee by the Company’s Board of Directors include:

Accounting and Financial

1.

Receive regular reports from the independent auditor on the critical policies and practices of the Company, and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management.

2.

Where applicable, review management's assertion on its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year and the independent auditor’s report on management's assertion.

3.

Review and discuss earnings press releases provided to shareholders and/or to be posted on the Company’s website.

4.

Review the interim quarterly unaudited financial statements and disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations with management and the independent auditors prior to the filing of the Company's Quarterly Report and or their inclusion in any filing with regulatory authorities. Also, the Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards. The chair of the Committee may represent the entire Committee for the purposes of this review.

5.

Review with management and the independent auditors the financial statements and disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations to be included in the Company's Annual Report to shareholders, Form-20-F/ Form-40-F and any other filing with regulatory authorities, including their judgment about the quality, not just the acceptability of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Also, the Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards.

6.

Establish procedures for the receipt, retention, and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

7.

Prepare Committee’s report to be included in the Company's annual proxy statement, as required by SEC regulations.

8.

Perform an evaluation of its performance at least annually to determine whether it is functioning effectively.

9.

Establish procedures for:

(a)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(b)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Treasury Related

1.

Monitor and review risk management strategies as they pertain to the Company’s general insurance programs, and foreign exchange programs, and make recommendations to the Board of Directors with respect to such strategies.

2.

Approve investment policies and appoint investment managers for the Company’s cash investments.

3.

Perform such other duties in respect of financial matters as, in the opinion of the Board of Directors, should be performed by the Committee.”

Composition of the Audit Committee

The Audit Committee is comprised of the following directors:

Richard Colterjohn	Independent(1)	Financially literate(2)
Jonathan Rubenstein	Independent(1)	Financially literate(2)
Abraham Aronowicz	Independent(1)	Financially literate(2)

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Richard Colterjohn – Mr. Colterjohn is Managing Partner with Glencoban Capital Management Inc. and  until recently has been a director of two other public companies engaged in mineral exploration and development.  Mr. Colterjohn also has extensive experience in investment banking, mining finance and financial markets.  He was a senior officer at UBS Bunting Warburg Inc. for 10 years and a Managing Director of UBS Warburg for 5 years.  Mr. Colterjohn has also worked for Bankers Trust (1988-1991) and Merrill Lynch (1986-1988) in investment banking.  Mr. Colterjohn has B. Comm. and M.B.A. degrees.

Jonathan Rubenstein – Mr. Rubenstein was the Vice-President & Corporate Secretary of Canico Resource Corp. from 2001 to 2005 and is a director of various other public companies.  Mr. Rubenstein was in private practice as a lawyer from 1977 to 1994.  He focused on corporate, business, resources, securities and finance law from 1980 until leaving private practice, advising both resource companies and brokerage firms.  Since 1994, Mr. Rubenstein has served in senior positions with mineral exploration companies.  Throughout his career, he has been on audit committees for a number of public junior resource companies, including the Company’s audit committee for over 22 years, and as a result he has worked extensively with companies and with their legal and accounting professionals on numerous issues regarding financial statements and financial disclosure.

Abraham Aronowicz – Dr. Aronowicz is an independent businessman and acts as Managing Director of a real estate investment company.  He is a director, and member of the audit committee, of another TSX listed company involved in mineral exploration and development.  Dr. Aronowicz has a Masters degree in Economics from the University of Toronto and a PhD. in Economics from the University of Tuebingen (Germany).

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of all audit and non-audit services by the external auditors.  The Audit Committee may delegate pre-approval authority to a member of the Audit Committee.  The decisions of any Audit Committee member to whom pre-approval authority is delegated must be presented to the full Audit Committee at its next scheduled meeting.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
2006	$94,775	$109,620	$6,599	--
2005	$72,000	$20,042	$5,661	--

(1)

The aggregate audit fees billed and related to the last two fiscal years.

(2)

Audit Related Fees represent fees billed for assurance and related services that are related to the performance of the audit or review of the Company’s financial statements, principally for translation services, prospectus related work and consultation regarding internal control reporting.

(3)

Tax Fees represent fees billed for Canadian corporate tax advice.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Information Circular in respect of its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is available in the Company’s audited consolidated financial statements and the related Management Discussion & Analysis for the year ended December 31, 2006.

A copy of this AIF, the Company’s Information Circular for its most recent annual meeting and the consolidated financial statements (including any interim statements from the past fiscal year) may be found on the SEDAR website at www.sedar.com or be obtained upon request from the Corporate Secretary of the Company. A reasonable fee for copying may be charged if the request is made by a person who is not a registered security holder of the Company.